As filed with the Securities and Exchange Commission on September 2, 2011
Registration No. 333-174317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to
FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

The Howard Hughes Corporation
(Exact name of registrant as specified in governing instruments)
One Galleria Tower
13355 Noel Road, Suite 950
Dallas, Texas 75240
(214) 741-7744
(Address, including Zip Code and Telephone Number,
including Area Code, of Registrant’s Principal Executive Offices)
Grant Herlitz
President
The Howard Hughes Corporation
One Galleria Tower
13355 Noel Road, Suite 950
Dallas, Texas 75240
(214) 741-7744
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to
Scott R. Cohen
Jones Day
2727 North Harwood Street
Dallas, Texas 75201-1515
Telephone: (214) 220-3939
Facsimile: (214) 969-5100

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed
		maximum	Proposed maximum
	Amount to be	offering price	aggregate offering	Amount of
Title of securities to be registered	Registered(1)	per unit	price(2)	registration fee
Common stock issuable upon the exercise of common stock warrants(3)	2,862,687	—	$123,087,246	$14,290
Total				$14,290

(1)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issuable as a result of stock splits, stock dividends, recapitalizations, anti-dilution adjustments or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

(3)	Represents 2,683,716 shares of our common stock issuable upon the exercise of warrants held by David R. Weinreb and Grant Herlitz at an exercise price of $42.23. Also represents 178,971 shares of our common stock issuable upon the exercise of a warrant held by Andrew C. Richardson at an exercise price of $54.50. Pursuant to Rule 457(g) promulgated under the Securities Act, the maximum aggregate offering price is based on the exercise prices of the warrants.
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted.
SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 2011
Preliminary Prospectus
THE HOWARD HUGHES CORPORATION
2,862,687 shares of Common Stock
     This prospectus relates solely to the resale of up to 2,862,687 shares of common stock of The Howard Hughes Corporation, or HHC, issuable upon exercise of the warrants described herein by the selling stockholders identified in this prospectus.
     The selling stockholders (which term as used herein includes their pledgees, donees, transferees or other successors-in-interest) may offer the shares from time to time as they may determine through public transactions or through other means and at varying prices as determined by the prevailing market price for shares or in negotiated transactions as described in the section entitled “Plan of Distribution” beginning on page 14.
     We do not know when or in what amount the selling stockholders may offer the shares for sale. We expect that the offering price for our common stock will be based on the prevailing market price of our common stock at the time of sale. Our common stock trades on the New York Stock Exchange, or the NYSE, under the symbol “HHC.” The last reported sales price on September 1, 2011 was $51.06.
     We will not receive any of the proceeds from the sale of these shares of our common stock by the selling stockholders.
     Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 14 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and set forth in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 incorporated by reference herein to read about factors you should consider before buying shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus is dated     , 2011.

     This prospectus is part of a registration statement on Form S-11 that we filed with the Securities and Exchange Commission (the “SEC”). You should rely only on the information contained in this prospectus (as supplemented and amended) and the documents incorporated by reference herein or therein. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus and the documents incorporated by reference herein or therein are accurate as of any date other than their respective dates regardless of the time of delivery of the prospectus or any sale of our common stock. You should also read this prospectus together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”
     This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to current or historical facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “forecast,” “plan,” “intend,” “believe,” “may,” “should,” “would,” “likely,” and other words of similar expression. Forward-looking statements should not be unduly relied upon. They give our expectations about the future and are not guarantees. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements to materially differ from any future results, performance and achievements expressed or implied by such forward-looking statements. We caution you not to rely on these forward-looking statements.
     In this prospectus and the documents incorporated by reference, for example, we make forward-looking statements discussing our expectations about:
•	capital required for our operations and development opportunities for the properties in our Operating Assets and Strategic Developments segments following the spin-off;

•	expected performance of our Master Planned Communities segment and other current income producing properties;

•	future liquidity;

•	future development opportunities; and

•	future development spending.
     Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
•	our history of losses;

•	our lack of operating history as an independent company;

•	our inability to obtain operating and development capital;

•	our inability to establish our own financial, administrative and other support functions to operate as a stand-alone business;

•	our new directors and officers may change our long-range plans;

•	our new directors may be involved or have interests in other businesses, including, without limitation, real estate activities and investments;

•	a prolonged recession in the national economy and adverse economic conditions in the retail sector;

•	our inability to compete effectively;

•	potential conflicts with GGP (as defined below) arising from agreements with GGP with respect to certain of our assets;

•	our inability to control certain of our properties due to the joint ownership of such property and our inability to successfully attract desirable strategic partners;

•	risks associated with our spin-off from GGP not qualifying as a tax-free distribution for U.S. federal income tax purposes;

•	substantial stockholders having influence over us, whose interests may be adverse to ours or yours; and

•	the other risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 incorporated herein by reference.
     These forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

PROSPECTUS SUMMARY
     This summary contains basic information about us and the resale of securities being offered by the selling security holders. It does not contain all of the information you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated and combined financial statements and the notes thereto incorporated by reference in this prospectus, before making an investment decision. Unless the context otherwise requires, references to the “Company,” “HHC,” “we,” “us” and “our” refer to The Howard Hughes Corporation and its subsidiaries and joint venture interests after giving effect to the spin-off.
Overview
     We are a real estate company created to specialize in the development of master planned communities, the redevelopment or repositioning of real estate assets currently generating revenues, also called operating assets, and other strategic real estate opportunities in the form of entitled and unentitled land and other development rights, also called strategic developments. Our assets are located across the United States, and our goal is to create sustainable, long-term growth and value for our stockholders.
     We currently operate our business in three segments: Master Planned Communities, Operating Assets and Strategic Developments. Unlike most real estate companies which are limited in their activities because they have elected to be taxed as a real estate investment trust, we have no such restrictions on our operating activities or types of services that we can offer.
     We completed our spin-off from GGP, Inc., formerly known as General Growth Properties, Inc. (“GGP”), on November 9, 2010 in connection with GGP’s emergence from bankruptcy. The Howard Hughes Corporation was incorporated in Delaware in 2010 to receive certain assets and liabilities of GGP and its subsidiaries (collectively, our “predecessors”). In connection with the spin-off, we issued 32.5 million shares of our common stock. In addition, we issued 5.25 million shares of our common stock and warrants to purchase an additional 8.0 million shares of our common stock for an aggregate price of $250 million. GGP no longer holds any interest in our company.
     We believe that our company name, which is identified with quality, excellence and success, can be more broadly utilized to increase value.
     We were incorporated in Delaware on July 1, 2010. Our principal executive offices are located at One Galleria Tower, 13355 Noel Road, Suite 950, Dallas, Texas 75240. Our main telephone number is (214) 741-7744. Our website is http://www.howardhughes.com/. The contents of our website are not a part of this prospectus.
Warrant Agreements
     On November 22, 2010, we entered into warrant agreements with David R. Weinreb, our Chief Executive Officer, and Grant Herlitz, our President, pursuant to which: (a) Mr. Weinreb purchased a warrant to acquire 2,367,985 shares of Company common stock for a purchase price of $15.0 million in cash; and (b) Mr. Herlitz purchased a warrant to acquire 315,731 shares of Company common stock for a purchase price of $2.0 million in cash, both of which purchase prices were determined to be at the warrants then current fair value. The warrants have an exercise price of $42.23 per share and will generally become exercisable in November 2016, except in the event of a change in control, termination of the executive without cause, or the separation of the executive from us for good reason, and will expire in November 2017. The shares underlying these warrants are being registered on the registration statement of which this prospectus is a part.
On February 25, 2011, the Company entered into a warrant agreement with Andrew C. Richardson, our Chief Financial Officer, pursuant to which Mr. Richardson purchased a warrant to acquire 178,971 shares of company common stock for a purchase price of $2.0 million in cash, which purchase price was determined to be at current fair value. The warrant has an exercise price of $54.40 per share and will generally become exercisable in February 2017, except in the event of a change in control, termination of Mr. Richardson’s employment with us without cause, or the separation of Mr. Richardson from us for good reason. Mr. Richardson’s warrant will expire in February 2018. The shares underlying this warrant are being registered on the registration statement of which this prospectus is a part.

THE OFFERING

Issuer	The Howard Hughes Corporation

Securities offered by the selling stockholders	2,862,687 shares of our common stock.

Securities outstanding after this offering	40,807,794 shares of our common stock (assuming full exercise of the shares underlying the warrants listed in this offering).

Use of proceeds	We will not receive any proceeds from the resale of our common stock by the selling stockholders pursuant to this offering.

Listing	Our common stock trades on the NYSE under the symbol “HHC.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and set forth in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 incorporated by reference herein for a discussion of factors you should carefully consider before investing in our common stock.

USE OF PROCEEDS
     We are registering these shares of our common stock for the benefit of the selling stockholders. We will not receive any proceeds from the resale of our common stock under this offering.
BUSINESS
     We are a real estate company created to specialize in the development of master planned communities, the redevelopment or repositioning of real estate assets currently generating revenues, also called operating assets, and other strategic real estate opportunities in the form of entitled and unentitled land and other development rights, also called strategic developments. Our assets are located across the United States, and our goal is to create sustainable, long-term growth and value for our stockholders.
     We currently operate our business in three segments: Master Planned Communities, Operating Assets and Strategic Developments. Unlike most real estate companies which are limited in their activities because they have elected to be taxed as a real estate investment trust, we have no restrictions on our operating activities or types of services that we can offer.
     We completed our spin-off from GGP, Inc., formerly known as GGP, on November 9, 2010 in connection with GGP’s emergence from bankruptcy. The Howard Hughes Corporation was incorporated in Delaware in 2010 to receive certain assets and liabilities of our predecessors. In connection with the spin-off, we issued 32.5 million shares of our common stock. In addition, we issued 5.25 million shares of our common stock and warrants to purchase an additional 8.0 million shares of our common stock for an aggregate price of $250 million. GGP no longer holds any interest in our Company.
     For more information on our business see “Business” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Annual Report on Form 10-K”) and our Quarterly Reports of Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.
Shareholders Agreements
     In order to fund a portion of our spin-off, GGP entered into investment agreements with the Plan Sponsors (as defined below). Pursuant to the terms of those agreements, the Company entered into agreements (the “Shareholders Agreements”) with each of: (i) Brookfield Retail Holdings LLC, an affiliate of Brookfield Asset Management, Inc. (and its designees, as applicable, the “Brookfield Investor”); (ii) The Fairholme Fund and Fairholme Focused Income Fund (collectively, “Fairholme”); and (iii) Pershing Square Capital Management, L.P. on behalf of Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd. and Pershing Square International V, Ltd. (collectively, together with their permitted assigns, including PSRH, Inc., “Pershing Square” and, together with Brookfield Investor and Fairholme, the “Plan Sponsors”). The Plan Sponsors entered into agreements with Blackstone Real Estate Partners VI, L.P. (“Blackstone” and together with its permitted assigns, the “Blackstone Investors”) whereby Blackstone subscribed for approximately 7.6% of the shares of reorganized GGP and our common stock issued to each of the Plan Sponsors under the Shareholders Agreements on November 9, 2010 and, in connection therewith, received an allocation of each of the Plan Sponsor’s warrants described below to acquire our common stock (collectively, the “Blackstone Designation”). On November 9, 2010, the Plan Sponsors and the Blackstone Investors purchased $6.3 billion of common stock of reorganized GGP and $250 million of our common stock at $47.619048 per share.
     Upon consummation of the spin-off and after giving effect to the Blackstone Designation, we issued to Brookfield Investor, Pershing Square, Fairholme and the Blackstone Investors 2,424,618, 1,212,309, 1,212,309 and 400,764 shares of our common stock, respectively, pursuant to the Shareholders Agreements and the Blackstone Designation. Of the Plan Sponsors and the Blackstone Investors, only Pershing Square received shares of our common stock pursuant to the spin-off in the amount of 2,355,708 shares, as a result of its ownership of shares of common stock of GGP prior to November 9, 2010.
     Upon consummation of our predecessors’ plan of reorganization, we issued to Brookfield Investor warrants to purchase approximately 3.83 million shares of our common stock, to each of Fairholme and Pershing Square warrants to purchase approximately 1.92 million shares of our common stock and to the Blackstone Investors warrants to purchase approximately 0.33 million shares of our common stock, in each case, with an initial exercise price of $50.00 per share. The per share exercise price has been adjusted from the originally contemplated exercise price to reflect a reduction in the number of shares that will be issued for the same aggregate consideration upon exercise of the warrants. See “Related Party Transactions and Certain Relationships—Transactions Prior to the Spin-Off” contained in our 2011 Definitive Proxy Statement on Schedule 14A and incorporated by reference herein.
     As of September 1, 2011, Brookfield Investor, Fairholme, Pershing Square and the Blackstone Investors beneficially owned 6.4%, 3.2%, 9.4%, and 1.1%, respectively, of our common stock (excluding shares issuable upon exercise of the warrants) or 13.6%, 6.8%, 11.9% and 1.6%, respectively, of our common stock (assuming exercise of all outstanding warrants, including shares issuable upon the exercise of warrants held by Fairholme, which are only exercisable upon 90 days’ notice).
     Each of the Plan Sponsors has participation rights in future public and private equity issuances by us, to allow them to maintain their respective percentage ownership on a fully diluted basis. These participation rights terminate when the applicable Plan Sponsor’s beneficial ownership (together with its affiliates’ beneficial ownership) is less than 5% on a fully diluted basis.
     The following disclosure provides information required by SEC rules to be included in this prospectus but not required to be included in our Annual Report on Form 10-K.
Average Effective Annual Rental Rate per Square Foot
     The following table sets forth the Average Effective Annual Rental Rate per square foot for Ward Centers and all other Operating Assets properties in the aggregate. Average Effective Annual Rental Rate represents the sum of minimum rent and recoverable common area costs (excluding taxes) for all tenant occupied space divided by total tenant occupied square feet, for tenants occupancy spaces less than 30,000 square feet. The calculation includes the terms of each lease in effect at the time of the calculation, including any tenant concessions such as rent abatements, allowances or other concessions, that may have been granted. Calculations exclude rent, charges and square footage for temporary tenants (leases less than one year) and tenants that pay percent in lieu of rent and also exclude anchor stores.

		All Other Operating Assets
Year	Ward	Retail Properties	Total
2006	$29.98	$27.49	$28.24
2007	44.87	30.50	34.93
2008	45.18	31.85	35.81
2009	43.85	31.39	34.94
2010	41.86	33.23	36.16
YTD June 30, 2011	42.36	32.30	35.60
Lease Expirations
     The following table sets forth the lease expiration data for all of our Operating Assets.

		Total	% of Total	Number of
	Total Minimum	Minimum Rent	Minimum Rent	Leases	Total Square
Year	Rent	Expiring	Expiring	Expiring	Feet Expiring
	(In Thousands)	(In Thousands)			(In Thousands)
2011	44,757	2,211	4.9%	58	203
2012	42,811	2,782	6.5%	87	226
2013	37,324	4,014	10.8%	80	245
2014	30,475	2,652	8.7%	62	281
2015	26,853	2,527	9.4%	59	169
2016	18,828	4,020	21.3%	35	230
2017	14,445	1,919	13.3%	18	60
2018	11,372	1,332	11.7%	27	54
2019	9,653	395	4.1%	9	23
2020	6,200	816	13.2%	9	85

          GGP represents 100% of gross leaseable area at 110 N. Wacker and Enterprise Community Investment represents 46.7% of gross leaseable area at Columbia Office Properties.
Company Policies
     The following is a discussion of our investment policies, financing policies, conflict of interest policies and policies with respect to certain other activities. One or more of these policies may be amended or rescinded from time to time without a stockholder vote.
     Investment Policies
     We are a real estate company created to specialize in the development of master planned communities, the redevelopment or repositioning of operating assets and other strategic real estate development opportunities. Our assets are located across the United States and our goal is to create sustainable, long-term growth and value for our stockholders. We do not currently have an investment policy, however, our board of directors may adopt one in the future. We may invest in other real estate, real estate mortgages and the securities of persons primarily engaged in real estate activities, but do not currently, nor do we currently intend to, engage in these activities and we do not have a policy as to these investments, except insofar as that we will seek to maximize what we believe is the significant long-term value potential of our assets and create a leading real estate development company, while providing our stockholders with appropriate long-term returns commensurate with development risk. Given the makeup of our assets, particularly the undeveloped land in our Master Planned Communities segment, we have elected not to be treated as a REIT for U.S. federal income tax purposes; however, one of our subsidiaries, Victoria Ward, Limited, is and will continue to elect to be treated as a REIT. We are not subject to REIT limitations. Given the capital and operational differences between our three business segments, we intend to follow specific strategies in each business segment to maximize the value of our assets.
     Financing Policies
     We do not have a formal financing policy; however, in order to pursue development and redevelopment opportunities in our Operating Assets segment and our Strategic Developments segment, we will require significant additional capital. We intend to raise this additional capital with a mix of construction, bridge and long-term financings, as well as joint venture equity. We cannot assure you that any financings or joint venture arrangements will be available on terms acceptable to us or at all. See “Risk Factors—Risks Related to Our Business—We may face potential difficulties in obtaining operating and development capital” and “—Our business model includes entering into joint venture arrangements with strategic partners. This model may not be successful and our business could be adversely affected if we are not able to successfully attract desirable strategic partners or complete agreements with strategic partners,” in our Annual Report on Form 10-K incorporated herein by reference.
     If our board of directors determines to raise additional equity capital, it may, without stockholder approval, issue additional shares of common stock or other capital stock. Our board of directors may issue a number of shares up to the amount of our authorized capital in any manner and on such terms and for such consideration as it deems appropriate. Such securities may be senior to the outstanding classes of common stock. Such securities also may include classes of preferred stock, which may be convertible into common stock. Existing stockholders have no preemptive right to purchase shares in any subsequent offering of our securities. Under the Shareholders Agreements, the Plan Sponsors have participation rights to purchase HHC common stock as necessary to allow them to maintain its proportional ownership interest in HHC on a fully diluted basis. Any such offering could dilute a stockholder’s investment in us and may make it more difficult to raise equity capital.
     We do not currently have a policy limiting the number or amount of mortgages that may be placed on any particular property. Mortgage financing instruments, however, usually limit additional indebtedness on such properties.
     Conflict of Interest Policies
     We have Codes of Business Conduct and Ethics which apply to all of our employees, officers and directors, including our Chief Executive Officer. Our Codes of Business Conduct and Ethics require disclosure of, and in certain circumstances prohibit, conflicts of interest, which are broadly defined to include situations where a person’s private interest interferes with the interests of the Company. In addition, the codes prohibit direct or indirect personal loans to executive officers and directors to the extent required by law and stock exchange regulation. The codes do not attempt to cover every issue that may arise, but instead set out basic principles to guide all of our employees, officers and directors.

     The Code of Business Conduct and Ethics applicable to our directors recognizes that our directors have and may in the future have interests in other real estate business activities, including with reorganized GGP, and may have control or influence over these activities and may serve as investment advisors, directors or officers in such businesses. These interests and activities, and any duties to third parties arising from such interests and activities, could divert the attention of such directors from our operations. Additionally, the code recognizes that certain of our directors are engaged in investment and other activities in which they may learn of real estate and other related opportunities in their non-director capacities. The Code of Business Conduct and Ethics applicable to our directors expressly provides, as permitted by Section 122(17) of the Delaware General Corporation Law, (the “DGCL”) that our non-employee directors will not be obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to or in competition with our businesses. Accordingly, we have, and investors in our common stock should have, no expectation that we will be able to learn of or participate in such opportunities. However, the code provides that if any potential business opportunity is expressly presented to a director exclusively in his or her director capacity, the director is not permitted to pursue the opportunity, directly or indirectly through a controlled affiliate in which the director has an ownership interest, without the approval of the independent members of our board of directors. See “Risk Factors—Some of our directors are involved in other businesses including real estate activities and public and/or private investments and, therefore, may have competing or conflicting interests with us” in our Annual Report on Form 10-K incorporated herein by reference.
     Policies With Respect To Certain Other Activities
     We have authority to offer shares of our capital stock or other securities in exchange for property. We also have authority to repurchase or otherwise reacquire our shares or any other securities.
     We intend to borrow money as part of our business, and we also may issue senior securities, purchase and sell investments, offer securities in exchange for property and repurchase or reacquire shares or other securities in the future. To the extent we engage in these activities, we will comply with applicable law.
     We will make reports to our security holders in accordance with the NYSE rules and containing such information, including financial statements certified by our independent registered accounting firm, as required by the NYSE.
     We do not have policies in place with respect to making loans to other persons (other than our conflict of interest policies described above), investing in the securities of other issuers for the purpose of exercising control and underwriting the securities of other issuers, and we do not currently, and do not intend to, engage in these activities.
Insurance
     We have comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to our portfolio of retail properties. Our management believes that such insurance provides adequate coverage.

SELLING STOCKHOLDERS
     When we refer to “selling stockholders” in the “Plan of Distribution” section of this prospectus, we mean the persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale. Except as noted in this prospectus, none of the selling stockholders have, or within the past three years have had, any material relationship with us or any of our predecessors or affiliates and the selling stockholders are not or were not affiliated with registered broker-dealers.
     Based on the information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all of the shares of our common stock owned or beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Shares of Common Stock Beneficially Owned After the Offering—Number of Shares.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date as of which the information is set forth on the table below.
     On November 22, 2010, we entered into warrant agreements with David R. Weinreb, our Chief Executive Officer, and Grant Herlitz, our President, pursuant to which: (a) Mr. Weinreb purchased a warrant to acquire 2,367,985 shares of Company common stock for a purchase price of $15.0 million in cash; and (b) Mr. Herlitz purchased a warrant to acquire 315,731 shares of Company common stock for a purchase price of $2.0 million in cash, both of which purchase prices were determined to be at the warrants then current fair value. On February 25, 2011, the Company also entered into a warrant agreement with Andrew C. Richardson, our Chief Financial Officer, pursuant to which Mr. Richardson purchased a warrant to acquire 178,971 shares of company common stock for a purchase price of $2.0 million in cash, which purchase price was determined to be at current fair value. The warrants will generally become exercisable in November 2016, except in the event of a change in control, termination of the executive without cause, or the separation of the executive from us for good reason, and will expire by February 2018. For more information see “Related Party Transactions and Certain Relationships” in our 2011 Definitive Proxy Statement on Schedule l4A, which we filed with the SEC on May 2, 2011.
     Beneficial ownership of shares is determined under SEC rules and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock subject to warrants or options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

Shares of Common Stock
			Shares of Common Stock			Underlying Options			Shares of Common
	Shares of Common Stock		Underlying Warrants			Beneficially Owned			Stock
	Beneficially Owned		Beneficially Owned Prior			Prior			Beneficially Owned
	Prior to Offering		to Offering			to the Offering			After the Offering
Number of
					Percentage			Shares of
					of			Common
		Percentage of			Shares Upon			Stock		Percentage
	Number of	Shares	Number of		Exercise of	Number of	Percentage	Being	Number of	of
Name of Beneficial Owner(1)	Shares	Outstanding	Shares		Warrants	Shares	of Shares	Offered	Shares	Shares
David R. Weinreb	—	—	2,367,985	(3)	5.8%	—	—	2,367,985 (3)	—	—
Grant Herlitz	—	—	315,731	(4)	—	—	—	315,731 (4)	—	—
Andrew C. Richardson	20,000 (2)	—	178,971	(5)	—	—	—	178,971 (5)	20,000 (2)	—

(1)	Subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise noted below, the address of the persons and entities listed in the table is c/o The Howard Hughes Corporation, One Galleria Tower, 13355 Noel Road, Suite 950, Dallas, Texas 75240.

(2)	These shares represent restricted shares of our common stock issued to Mr. Richardson pursuant to Mr. Richardson’s employment agreement.

(3)	These shares represent shares of our common stock underlying the HHC warrant received pursuant to Mr. Weinreb’s warrant agreement.

(4)	These shares represent shares of our common stock underlying the HHC warrant received pursuant to Mr. Herlitz’s warrant agreement.

(5)	These shares represent shares of our common stock underlying the HHC warrant received pursuant to Mr. Richardson’s warrant agreement.

DESCRIPTION OF CAPITAL STOCK
     The following is a summary of the material terms of our capital stock that are contained in our amended and restated certificate of incorporation and bylaws, and is qualified in its entirety by reference to these documents. You should refer to our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, along with the applicable provisions of Delaware law.
General
     We were incorporated as a Delaware corporation on July 1, 2010. Our authorized capital stock consists of 150 million shares of common stock, $0.01 par value per share, and 50 million shares of preferred stock, $0.01 par value per share. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of September 1, 2011, 37,942,107 shares of our common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.
Common Stock
     Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.
     Under the Shareholders Agreements, for so long as a Plan Sponsor and its affiliates beneficially own at least 5% of our common stock on a fully diluted basis, such Plan Sponsor will be provided with preemptive rights to purchase our common stock as necessary to allow them to maintain their proportional ownership interest in us on a fully diluted basis, even though other holders of outstanding shares of our common stock will not have such preemptive rights. Any such offering could have a dilutive effect on the holders of outstanding shares of our common stock. Other than the contractual preemptive rights of the Plan Sponsors, there are no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
     Our amended and restated certificate of incorporation provides that our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series and, by filing a certificate of designations pursuant to the applicable law of the State of Delaware (hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof. The authority of the board of directors with respect to each series of Preferred Stock includes, but is not limited to, determination of the following:
•	the designation of the series, which may be by distinguishing number, letter or title;

•	the number of shares of the series, which number the board of directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

•	whether dividends, if any, shall be paid, and, if paid, the date or dates upon which, or other times at which, such dividends shall be payable, whether such dividends shall be cumulative or noncumulative, the rate of such dividends (which may be variable) and the relative preference in payment of dividends of such series;

•	the redemption provisions and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund or similar fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our corporation;

•	whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of our corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion price or prices, or rate or rates, any adjustments thereto, the date or dates on which such shares shall be convertible and all other terms and conditions upon which such conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of the series.
Warrants
     Pursuant to the Shareholders Agreements and the Blackstone Designation on November 9, 2010, we issued:
•	to Brookfield Investor warrants to purchase up to approximately 3.83 million shares of our common stock with an initial exercise price of $50.00 per share;

•	to Fairholme warrants to purchase up to approximately 1.92 million shares of our common stock with an initial exercise price of $50.00 per share;

•	to Pershing Square warrants to purchase up to approximately 1.92 million shares of our common stock with an initial exercise price of $50.00 per share; and

•	to the Blackstone Investors warrants to purchase up to 0.33 million shares of our common stock with an initial exercise price of $50.00 per share.
     The initial exercise price was determined through negotiations between GGP and the Plan Sponsors. The warrants issued to each of Brookfield Investor, Pershing Square and the Blackstone Investors are immediately exercisable; the warrants issued to Fairholme are exercisable upon 90 days prior notice for the first 6.5 years after issuance and exercisable without notice any time thereafter. Each warrant has a term of seven years from the closing date of the investments. The Pershing Square and Fairholme Warrants are net share settled, meaning that the exercise price for the warrants will not be paid in cash and will instead be netted against the shares received upon exercise of the warrants, resulting in fewer shares being issued. We will not issue any fractional shares of common stock and warrant holders do not have any voting or other rights as a stockholder of our company.
     If we (i) pay a dividend in cash or other property or make a distribution on our common stock in shares of common stock, (ii) subdivide our outstanding shares of common stock into a greater number of shares or (iii) combine or reverse-split our outstanding shares of common stock into a smaller number of shares, then the per share warrant price and the number of warrant shares will be proportionately decreased and increased, respectively, in the case of a subdivision, distribution or stock dividend, or proportionately increased and decreased, respectively, in the case of a combination or reverse stock split. The warrants are also subject to adjustment upon certain rights offerings, certain tender and exchange offerings, and certain recapitalizations, reorganizations, reclassifications, mergers and sales of all or substantially all of our assets. The aggregate warrant price payable for the then total number of warrant shares available for exercise under the warrant will remain the same. In certain circumstances, upon the occurrence of a change of control, other than a public stock merger or mixed consideration merger, each as defined in the warrant agreement, holders of the warrants will have the right to require us to redeem the warrants at the fair value of such warrants in cash as of the date of the change of control event as determined by an independent financial expert employing a valuation methodology provided for in the terms of the warrants. Upon the occurrence of a public stock merger or a mixed consideration merger, we may elect to redeem the warrants at fair value or, to the extent of stock consideration, have the warrants continue as warrants on the stock of the acquiring parent company as provided in the warrant agreement.
     On November 22, 2010, we entered into warrant agreements with David R. Weinreb, our Chief Executive Officer, and Grant Herlitz, our President, pursuant to which: (a) Mr. Weinreb purchased a warrant to acquire 2,367,985 shares of Company common stock for a purchase price of $15.0 million in cash; and (b) Mr. Herlitz purchased a warrant to acquire 315,731 shares of Company common stock for a purchase price of $2.0 million in cash, both of which purchase prices were determined to be at the warrants then current fair value. The warrants have an exercise price of $42.23 per share and will, excluding certain specific circumstances, become exercisable in November 2016, except in the event of a change in control, termination of the executive without cause, or the separation of the executive from us for good reason, and will expire in November 2017.
     On February 25, 2011, the Company also entered into a warrant agreement with Andrew C. Richardson, our Chief Financial Officer, pursuant to which Mr. Richardson purchased a warrant to acquire 178,971 shares of company common stock for a purchase price of $2.0 million in cash, which purchase price was determined to be at current fair value. The warrant has an exercise price of $54.40 per share and will generally become exercisable in February 2017, except in the event of a change in control, termination of Mr. Richardson’s employment with us without cause, or the separation of Mr. Richardson from us for good reason. Mr. Richardson’s warrant will expire in February 2018.
     No market exists for the warrants. On September 1, 2011, warrants to purchase 10,862,687 shares of our common stock were outstanding.
Section 382 Restrictions
     Our certificate of incorporation imposes certain restrictions on the direct or indirect transferability of our securities to assist in the preservation of our valuable tax attributes (generally consisting of (1) approximately $400 million of suspended federal income tax deductions and (2) a relatively high federal income tax basis in our assets), including, subject to certain exceptions, that until the earlier of such time as our board of directors determines that it is no longer in our best interests to continue to impose such restrictions or the date that is three years after November 9, 2010, or upon the written consent from a majority of the members of the board of directors authorizing a person or entity to acquire or accumulate the Threshold Percentage or more of our securities: (i) no person or entity may acquire or accumulate the Threshold Percentage or more (as determined under tax law principles governing the application of section 382 of the Code) of our securities; and (ii) no person owning directly or indirectly (as determined under such tax law principles) on November 9, 2010, after giving effect to the Plan, the Threshold Percentage or more of our securities may acquire additional securities of ours. Notwithstanding the contemplated restrictions in our certificate of incorporation, no assurance can be given regarding our ability to preserve our tax attributes. Threshold Percentage means, in the case of (i) HHC common stock, 4.99% of the number of outstanding shares of HHC common stock and (ii) any other class of equity of HHC, 4.99% of each such class.
Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws
     Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.
     Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s outstanding voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
     Size of Board and Vacancies. Our bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, provided that a majority of the entire board of directors, or a quorum, unless the board of directors otherwise determines that such directorships should be filled by the affirmative vote of the stockholders of record of at least a majority of the voting stock, is present and any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally, subject to the rights of certain parties, by the majority vote of our remaining directors in office, even if less than a quorum is present.
     Special Stockholder Meetings. Under our amended and restated certificate of incorporation and bylaws, our board of directors may call special meetings of our stockholders as well as the Secretary upon written request by stockholders who together hold 15% or more of the voting power of the issued and outstanding shares of the capital stock of our corporation entitled to vote generally on the election of directors.
     Prohibition of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and bylaws expressly prohibits our stockholders from acting by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.
     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.
     No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Indemnification of Officers and Directors
     Our amended and restated certificate of incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation provides that it must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. We entered into indemnification agreements with each of our directors and certain officers. These agreements, among other things, require us to indemnify each director and certain officers to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts reasonably incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, this provision does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending litigation or proceeding against any of our directors, officers or employees for which indemnification is being sought.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Authorized but Unissued Shares.
     Our authorized but unissued shares of common stock and preferred stock is available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Transfer Agent and Registrar
     The transfer agent and registrar for the common stock is BNY Mellon, New York, New York.

PLAN OF DISTRIBUTION
     We are registering shares of HHC common stock issuable to the selling stockholders to permit the resale of these shares of HHC common stock by the holders thereof from time to time after the date of this prospectus. We are registering shares of our common stock issuable upon exercise of the warrants issuable to Mr. Weinreb and Mr. Herlitz pursuant to their respective warrant agreements dated November 22, 2010 and to Mr. Richardson pursuant to his warrant agreement dated February 25, 2011 (all together, the “Warrant Agreements”). Although the warrants generally become exercisable in November 2016 (warrants issued to Messrs. Weinreb and Herlitz) and February 2017 (warrant issued to Mr. Richardson), except in the event of a change in control, termination of the executive without cause, or the separation of the executive from us for good reason, and will expire in November 2017 (warrants issued to Messrs. Weinreb and Herlitz) and February 2018 (warrant issued to Mr. Richardson), we do not know exactly when or in what amount the selling stockholders may offer the shares for sale. We expect that the offering price for our common stock will be based on the prevailing market price of our common stock at the time of sale.
     Pursuant to the Warrant Agreements: (i) Mr. Weinreb purchased a warrant to acquire 2,367,985 shares of Company common stock for a purchase price of $15.0 million in cash, which purchase price was determined to be at current fair value; (ii) Mr. Herlitz purchased a warrant to acquire 315,731 shares of Company common stock for a purchase price of $2.0 million in cash, which purchase price was determined to be at current fair value; and (iii) Mr. Richardson purchased a warrant to acquire 178,971 shares of company common stock for a purchase price of $2.0 million in cash, which purchase price was determined to be at current fair value.
     We agreed to register such shares of our common stock pursuant to the warrant agreements with Mr. Weinreb, Mr. Grant and Mr. Richardson. We will pay all expenses of the registration of the shares of our common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions.
     We will not receive any proceeds from sales of any shares of our common stock by the selling stockholders.
     The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders)) may sell all or a portion of the shares of HHC common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, and any broker-dealers or agents may arrange for other broker-dealers or agents to participate in effecting sales of these securities. These underwriters or broker-dealers may act as principals, or as an agent of a selling stockholder. If the shares of HHC common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of HHC common stock may be sold on any national securities exchange or automated interdealer quotation system on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in a variety of transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:
•	purchases by underwriters, brokers, dealers, and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	one or more block trades in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses in which the same broker acts as agent on both sides;

•	purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares of HHC common stock are listed;

•	face-to-face privately negotiated transactions between sellers and purchasers without a broker-dealer;

•	an agreement between broker-dealers and the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	settlement of short sales or transactions to cover short sales relating to the shares entered into after the effective date of the registration statement of which this prospectus is a part;

•	distributions to creditors, equity holders, partners and members of the selling stockholders;

•	transactions in options, swaps or other derivatives (whether listed on an exchange or otherwise);

•	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

•	any combination of the foregoing or by any other legally available means.
     The selling stockholders may also transfer the shares of our common stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares of our common stock.
     The selling stockholders also may resell all or a portion of the shares of our common stock in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.
     Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of our common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. Underwriters, brokers, dealers or agents may also receive compensation from the purchasers of shares of our common stock for whom they act as agents or to whom they sell as principals, or both. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to the prospectus contained in the registration statement, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM 2440-1 and NASD IM 2440-2.
     In connection with sales of the shares of our common stock, the selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of our common stock in the course of hedging in positions they assume. The selling stockholders may also sell these securities short, and if such short sales shall take place after the date that the registration statement is declared effective by the SEC, the selling stockholders may deliver the securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such securities, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or one or more derivative transactions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use securities registered on the registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.
     Subject to any applicable company policy, the selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may, from time to time, pledge, hypothecate or grant a security interest in some or all of the securities registered by the registration statement owned by them and, if they default in the performance of their secured obligations, the pledgees, secured parties or persons to whom the securities have been hypothecated may offer and sell such securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee, persons to whom the securities have been hypothecated or other successors in interest as selling stockholders under this prospectus. The plan of distribution for that selling stockholder’s shares of our common stock will otherwise remain unchanged. The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees, persons to whom the securities have been hypothecated or other successors in interest thereof will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) and any broker-dealers or agents participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any profits realized by the selling stockholders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) for the purpose of satisfying any prospectus delivery requirements. Except as otherwise set forth herein, each selling stockholder has informed the Company that it is not a registered broker-dealer or is not an affiliate of a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock. In no event shall any broker dealer receive fees, commissions and markups that, in the aggregate, would exceed eight percent (8%).
     Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) will act independently of us in making decisions regarding the timing, manner, and size of each sale. There can be no assurance, however, that all or any of the shares will be offered by the selling stockholders. We know of no existing arrangements between any selling stockholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the securities.
     Each selling stockholder (or its pledgees, donees, transferees, distributees or successors in interest) and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.
     To the extent permitted by applicable law, this plan of distribution may be modified in a prospectus supplement or otherwise. All of the foregoing may affect the marketability of the securities offered hereby. This offering will terminate on the date that all securities offered by this prospectus have been sold by the selling stockholders.
     The expenses we expect to incur in connection with the registration and distribution of the securities being offered in this prospectus are estimated to be $45,629.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock. Except where noted, this summary deals only with common stock held as capital assets. This summary is based upon the provisions of the Code, regulations promulgated thereunder and judicial and administrative rulings and decisions now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to address all aspects of U.S. federal income taxation that may affect particular investors in light of their individual circumstances, or certain types of investors subject to special treatment under the U.S. federal income tax laws, such as persons that mark to market their securities, persons receiving warrants as compensation for securities, financial institutions (including banks), individual retirement and other tax-deferred accounts, tax-exempt organizations, regulated investment companies, REITs, “controlled foreign corporations”, “passive foreign investment companies”, broker-dealers, former U.S. citizens or long-term residents, life insurance companies, persons that hold common stock as part of a hedge against currency or interest rate risks or that hold common stock as part of a straddle, conversion transaction or other integrated investment, or U.S. holders that have a functional currency other than the U.S. dollar. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or any estate, gift or alternative minimum tax consequences.
     For purposes of this summary, a “U.S. holder” is a beneficial owner of common stock that is, for U.S. federal income tax purposes.
•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
     For purposes of this summary, a “non-U.S. holder” is a beneficial owner of common stock that is not a U.S. holder or a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes). If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock and warrants.
Taxation of U.S. holders
Sale or other disposition of common stock
     You will generally recognize capital gain or loss on a sale or other disposition of common stock. Your gain or loss will equal the difference between the proceeds you received and your adjusted tax basis in the common stock (for the initial basis of common stock acquired by exercise of a warrant, see “—Exercise of warrants to obtain common stock”). The proceeds received will include the amount of any cash and the fair market value of any other property received for the common stock. If you are a non-corporate, U.S. holder and your holding period for the common stock at the time of the sale or other disposition exceeds one year, such capital gain generally will, under current law, be subject to a reduced federal income tax rate. Your ability to offset ordinary income with capital losses is subject to limitations.
Distributions on common stock
     Any distributions made on the our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that a U.S. holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the U.S. holder’s basis in its shares. Any such distributions in excess of the U.S. holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain. Subject to certain exceptions, dividends received by non-corporate U.S. holders prior to 2013 will be taxed under current law at a maximum rate of 15%, provided that certain holding period requirements and other requirements are met. Any such dividends received after 2012 will be taxed at the rate applicable to ordinary income. Dividends paid to U.S. holders that are corporations generally will be eligible for the dividends-received deduction so long as we have sufficient earnings and profits.
     Certain events, such as adjustments to the exercise price of warrants, could, in some circumstances, result in a deemed taxable distribution to a U.S. holder of our common stock if the adjustment has the effect of increasing the proportionate interest of the U.S. holder in our earnings and profits or assets, without regard to whether the U.S. holder receives any cash or other property. However, adjustments to the exercise price of the warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interests of U.S. holders generally will not result in a deemed taxable distribution. In the event of a deemed taxable distribution, a U.S. holder’s basis in its common stock will be increased by the amount of the taxable distribution. If a deemed taxable distribution occurs, such deemed distribution would be taxable as a dividend, return of capital or capital gain in accordance with the rules discussed herein, and U.S. holders may recognize income as a result even though they receive no cash or property.
Exercise of warrants to obtain common stock
     Because the warrants permit settlement though a cashless “net share settlement”, the U.S. federal income tax consequences of the exercise of a warrant are not entirely clear. It is expected that a U.S. holder exercising a warrant would not recognize gain or loss for U.S. federal income tax purposes because either (i) the warrant should be treated as an option to acquire common stock or (ii) the exercise of the warrant for common stock is treated as a tax free “recapitalization.” In either case, a U.S. holder’s initial tax basis in the common stock received (including any tax basis attributable to a fractional share of common stock), would equal such U.S. holder’s adjusted tax basis in the warrant exercised, increased by the amount of cash paid (if any) to exercise the warrant. If the warrant is treated as an option to acquire common stock, a U.S. holder’s holding period for the common stock received on exercise generally would commence on the day following the exercise. If exercise of the warrant is treated as a tax free recapitalization, a U.S. holder’s holding period generally would include the U.S. holder’s holding period for the warrant exercised.
     Despite the foregoing, the IRS could take the position that the exercise of a warrant constitutes a taxable exchange resulting in gain or loss, which would be capital gain or loss. The amount of capital gain or loss recognized on such an exchange and its character as short term or long term would depend on the position taken by the IRS regarding the nature of that exchange. If the U.S. holder is treated as exchanging the warrants for shares of our common stock, the amount of capital gain or loss would be the difference between the fair market value of our common stock (and cash received in lieu of a fractional share of common stock), reduced by the amount of cash paid (if any) to exercise the warrants and the U.S. holder’s adjusted tax basis in the warrants exchanged. In that case, the U.S. holder would have long term capital gain or loss if it has held the warrants for more than one year and the U.S. holder’s initial tax basis in the common stock received would equal its fair market value.
     Alternatively—specifically if the exercising U.S. holder elects a cashless “net share settlement”—the IRS could take the position that the U.S. holder is treated as selling a portion of the warrants or underlying common stock for cash that is used to pay the exercise price for the warrants, in which case the amount of capital gain or loss would be the difference between that exercise price and the U.S. holder’s adjusted tax basis attributable to the warrants or common stock deemed sold. If the U.S. holder is treated as selling warrants, such U.S. holder would have long term capital gain or loss if the U.S. holder held the warrants for more than one year at the time of exercise. If the U.S. holder is treated as selling underlying common stock, such U.S. holder would have short term capital gain or loss. The U.S. holder’s initial tax basis in the common stock received would equal such U.S. holder’s adjusted tax basis in the warrants deemed exercised, increased by the U.S. holder’s deemed amount realized from the warrants or common stock deemed sold.
     If you are a non-corporate U.S. holder and your holding period for the warrants at the time of the sale or other disposition exceeds one year, such capital gain generally will, under current law, be subject to a reduced federal income tax rate. Your ability to offset ordinary income with capital losses is subject to limitations.
     A U.S. holder that receives cash in lieu of receipt of a fractional share of common stock should generally be treated as recognizing capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the adjusted tax basis allocable to the fractional share.

     U.S. holders should consult their tax advisors regarding the tax consequences of the exercise of the warrants.
Taxation of non-U.S. holders
Sale or other disposition of our common stock and warrants
     You generally will not be subject to U.S. federal income tax on gain realized upon a sale or other disposition of common stock unless the shares constitute a United States Real Property Interest, or “USRPI” (which determination generally includes a five-year look-back period), within the meaning of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Shares and warrants to acquire shares of any U.S. corporation are presumed to be a USRPI unless an exception from such status under the FIRPTA rules applies.
     Gain arising from a sale or exchange of a non-U.S. holder’s shares of our common stock will generally not be subject to taxation under FIRPTA as a sale of a USRPI if:
(a)	shares of our common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as the NYSE, and

(b)	the non-U.S. holder owns or owned, actually and constructively, 5% or less of the shares of our common stock throughout the five-year period ending on the date of the sale or exchange.
     We expect the shares of our common stock to be regularly traded on an established securities market. Thus, at the time a non-U.S. holder sells or exchanges its shares of our common stock, as long as our shares are regularly traded on an established securities market at that time and the non-U.S. holder does not own, or has not owned during the five-year period ending on the date of the sale or exchange, more than 5% of the shares of our common stock, any gain arising from the sale of the holder’s shares of our common stock generally will not be subject to taxation under FIRPTA as a sale of a USRPI.
     If gain on the sale or exchange of a non-U.S. holder’s shares of our common stock is subject to taxation under FIRPTA, the non-U.S. holder will be subject to regular U.S. federal income tax with respect to the gain in the same manner as a U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if at the time of the sale or exchange of shares of our common stock, the shares are not regularly traded on an established securities market, then the purchaser of the shares of our common stock will be required to withhold and remit an amount equal to 10% of the purchase price to the IRS.
     Notwithstanding the foregoing, gain from the sale or exchange of shares of our common stock not otherwise subject to taxation under FIRPTA will be taxable to a non-U.S. holder if either (1) the investment in shares of our common stock is treated as effectively connected with the non-U.S. holder’s United States trade or business (and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder) or (2) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met.
Distributions
     Any distributions made with respect to common stock or a deemed distribution with respect to our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. You generally will be subject to U.S. federal withholding tax at a 30% rate on the gross amount of such taxable dividend unless:
•	the dividend is effectively connected with your conduct of a U.S. trade or business (and you provide to the person who otherwise would be required to withhold U.S. tax an IRS Form W-8ECI (or suitable substitute or successor form) to avoid withholding); or
•	an applicable tax treaty provides for a lower rate of withholding tax (and you certify your entitlement to benefits under the treaty by delivering a properly completed IRS Form W-8BEN) to the person required to withhold U.S. tax.

     Except to the extent provided by an applicable tax treaty, a dividend that is effectively connected with the conduct of a U.S. trade or business will be subject to U.S. federal income tax on a net basis at the rates applicable to United States persons generally (and, if you are a corporation, may also be subject to a 30% branch profits tax unless reduced by an applicable tax treaty).
Information reporting and backup withholding
     Information returns may be filed with the IRS in connection with distributions on common stock and the proceeds of a sale or other disposition of common stock. A non-exempt U.S. holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding.
     A non-U.S. holder may be subject to the U.S. information reporting and backup withholding on these payments unless the non-U.S. holder complies with certification procedures to establish that it is not a United States person. The certification requirements generally will be satisfied if the non-U.S. holder provides the applicable withholding agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, stating, among other things, that such non-U.S. holder is not a United States person (within the meaning of the Code). Applicable Treasury regulations provide alternative methods for satisfying this requirement. In addition, the amount of distributions on common stock or warrants paid to a non-U.S. holder, and the amount of any U.S. federal tax withheld there from, must be annually reported to the IRS and the holder. This information may be made available by the IRS under the provisions of an applicable tax treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.
     Payment of the proceeds of the sale or other disposition of common stock to or through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless the non-U.S. holder certifies under penalties of perjury that it is not a United States person or an exemption otherwise applies. Payments of the proceeds of a sale or other disposition of common stock to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the non-U.S. holder certifies under penalties of perjury that it is not a United States person or otherwise establishes an exemption.
     Backup withholding is not an additional tax. The amount of any backup withholding from a payment generally will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.
     Recently enacted legislation will require, after December 31, 2012, withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

LEGAL MATTERS
     Peter F. Riley, our Senior Vice President, Secretary and General Counsel, has passed upon the validity of the common stock underlying the warrants offered hereby on behalf of us.
EXPERTS
     The consolidated and combined financial statements of HHC, and certain entities that were transferred from GGP to HHC on November 9, 2010 (the “HHC Businesses”), as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the related financial statement schedule incorporated in this Prospectus by reference from HHC’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the HHC Businesses’ inclusion of allocations of certain operating expenses from GGP and emergence from bankruptcy on November 9, 2010). Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The consolidated financial statements of TWLDC Holdings, L.P., as of December 31, 2010 and 2009, and for the three years ended December 31, 2010, incorporated by reference in the registration statement to which this prospectus is a part have been audited by BKD, LLP, an independent accounting firm, as stated in their report incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-11 with the SEC for the shares of common stock that we are offering in this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.
     You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov/. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
     You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:
The Howard Hughes Corporation
One Galleria Tower
13355 Noel Road, Suite 950
Dallas, TX 75240
(214) 741-7744
     We also post our SEC filings to our website at http://www.howardhughes.com/. The contents of our website are not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     We incorporate by reference in this prospectus the documents listed below, each of which should be considered an important part of this prospectus.
•	Our 2010 Annual Report on Form 10-K for the year ended December 31, 2010, which we filed on April 8, 2011;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which we filed on May 10, 2011;

•	Our 2011 Definitive Proxy Statement on Schedule l4A (only those portions incorporated by reference into our 2010 Annual Report on Form 10-K), which we filed on May 2, 2011;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which we filed on August 9, 2011; and

•	Our Current Reports on Form 8-K, which we filed on February 3, 2011, March 3, 2011, April 11, 2011, June 27, 2011 and July 5, 2011.
     Any statement incorporated by reference in this prospectus from an earlier dated document that is inconsistent with a statement contained in this prospectus or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus by such statement contained in this prospectus or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference herein.
     Any person, including any beneficial owner, to whom this prospectus is delivered may request copies of this prospectus and any of the documents incorporated by reference in this prospectus, without charge, by written or oral request directed to The Howard Hughes Corporation, One Galleria Tower, 13355 Noel Road, Suite 950, Dallas, Texas 75240, telephone (214) 741-7744, on the “Investor Relations” section of our website at http://www.howardhughes.com/ or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 31. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The expenses expected to be incurred by The Howard Hughes Corporation (the “Registrant”) in connection with the registration and distribution of the securities being registered under this registration statement are estimated to be as follows:

SEC Fee	$14,287
Printing	9,000
Legal Fees and Expenses	$5,000
Accounting Fees and Expenses	$16,500
Miscellaneous	$842

Total	$45,629

ITEM 32. SALES TO SPECIAL PARTIES
     See “Related Party Transactions and Certain Relationships” contained in our 2011 Definitive Proxy Statement on Schedule 14A and incorporated by reference herein.
ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES
     On July 1, 2010, we issued 1,000 shares to GGP Limited Partnership, our parent company at the time. The shares were issued in a private placement exempt from registration pursuant to 4(2) of the Securities Act.
     On November 22, 2010, we entered into warrant agreements with David R. Weinreb, our Chief Executive Officer, and Grant Herlitz, our President and from January 31, 2011 through March 28, 2011, our Interim Chief Financial Officer, in each case prior to his appointment to such position, pursuant to which: (a) Mr. Weinreb purchased a warrant to acquire 2,367,985 shares of Company common stock for a purchase price of $15.0 million in cash; and (b) Mr. Herlitz purchased a warrant to acquire 315,731 shares of Company common stock for a purchase price of $2.0 million in cash, both of which purchase prices were determined to be at the warrants then current fair value. The warrants have an exercise price of $42.23 per share and will, excluding certain specific circumstances, become exercisable in November 2016 and will expire in November 2017. The warrants were issued in a transaction exempt from registration under Section 4(2) of the Securities Act.
     On February 25, 2011, the Company also entered into a warrant agreement with Andrew C. Richardson, our Chief Financial Officer effective as of March 28, 2011, prior to his appointment to such position, pursuant to which Mr. Richardson purchased a warrant to acquire 178,971 shares of company common stock for a purchase price of $2.0 million in cash, which purchase price was determined to be at current fair value. The warrant has an exercise price of $54.40 per share and will generally become exercisable in February 2017 and will expire in February 2018. The warrant was issued in a transaction exempt from registration under Section 4(2) of the Securities Act.
ITEM 34. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation also provides that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. We have entered into indemnification agreements with each of our directors and certain officers. These agreements, among other things, require us to indemnify each director and certain officers to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts reasonably incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We also carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending litigation or proceeding against any of our directors, officers or employees for which indemnification is being sought.
ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED
     Not applicable.
ITEM 36. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     (a) The consolidated and combined financial statements of The Howard Hughes Corporation as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the related consolidated and combined financial statement schedule were filed as part of our Annual Report on Form 10-K and are incorporated herein by reference.
     Prior to July 1, 2011, we owned a 52.5% economic interest in The Woodlands Partnerships. We have included as an exhibit to our Annual Report on Form 10-K and incorporated herein by reference the consolidated financial statements of TWLDC Holdings, L.P., as such partnership, either through majority ownership or as a primary beneficiary of variable interest entities, consolidates all of The Woodlands Partnerships, and the operations of The Woodlands Partnerships were significant to our operations for the fiscal year ending December 31, 2008 under the income test. The Woodlands Partnerships include the venture developing the master planned community known as The Woodlands (whose operations are in the Master Planned Communities segment) and also hold the beneficial interests in other commercial real estate within the Woodlands community, including the conference center, all located near Houston, Texas.
     On July 1, 2011, we completed the acquisition of our venture partner’s 57.5% legal interest, which equates to 47.5% economic interest based on the joint venture agreement, in The Woodlands Partnerships for $117.5 million. Upon completion of the acquisition, The Woodlands Partnership became a wholly-owned subsidiary of HHC. The acquisition will require that we apply the acquisition method of accounting and record, on a consolidated basis, the assets and liabilities of The Woodlands Partnership at fair value on the date of acquisition.
     (b) The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K.
Exhibit Index

Exhibit No.	Description of Exhibit
2.1	Separation Agreement, dated November 9, 2010, between The Howard Hughes Corporation and General Growth Properties, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

2.2	Partnership Interest Purchase Agreement dated as of June 20, 2011 among TWL Commercial Properties, LLC, TWL Commercial Properties, LP, TWL Operating LLC, TWL Operating LP, TWL Land Development, LLC, TWL Land Development, LP and MS TWC, Inc., MS/TWC Joint Venture (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed July 5, 2011).

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of The Howard Hughes Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

3.2	Amended and Restated Bylaws of The Howard Hughes Corporation (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

5.1	Opinion of Peter F. Riley, Senior Vice President, Secretary and General Counsel of The Howard Hughes Corporation, as to the validity of the securities being registered (incorporated by reference to Exhibit 5.1 to the Company’s S-11, filed May 18, 2011)

10.1	Transition Services Agreement, dated November 9, 2010, between The Howard Hughes Corporation, GGP Limited Partnership and General Growth Management, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form
8-K, filed November 12, 2010)

10.2	Reverse Transition Services Agreement, dated November 9, 2010, between The Howard Hughes Corporation, GGP Limited Partnership and General Growth Management, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.3	Employee Matters Agreement, dated November 9, 2010, between The Howard Hughes Corporation, GGP Limited Partnership and General Growth Management, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.4	Employee Leasing Agreement, dated November 9, 2010, between The Howard Hughes Corporation, GGP Limited Partnership and General Growth Management, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form
8-K, filed November 12, 2010)

10.5	Tax Matters Agreement, dated November 9, 2010, between The Howard Hughes Corporation and General Growth Properties, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.6	Surety Bond Indemnity Agreement, dated November 9, 2010, between The Howard Hughes Corporation and General Growth Properties, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.7	Form of indemnification agreement for directors and certain executive officers of The Howard Hughes Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.8	Warrant Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Mellon Investor Services LLC (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.9	Letter Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Brookfield Retail Holdings LLC (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.10	Letter Agreement, dated November 9, 2010, between The Howard Hughes Corporation and The Fairholme Fund and Fairholme Focused Income Fund (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.11	Letter Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Pershing Square Capital Management, L.P. (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.12	Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and M.B. Capital Partners, M.B. Capital Partners III and M.B. Capital Units LLC (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

Exhibit No.	Description of Exhibit
10.13	Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and Brookfield US Retail Holdings LLC (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.14	Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and The Fairholme Fund and Fairholme Focused Income Fund (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.15	Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Pershing Square Capital Management, L.P., Blackstone Real Estate Partners VI L.P., Blackstone Real Estate Partners (AIV) VI L.P., Blackstone Real Estate Partners VI.F L.P., Blackstone Real Estate Partners VI.TE.1 L.P., Blackstone Real Estate Partners VI.TE.2 L.P., Blackstone Real Estate Holdings VI L.P., and Blackstone GGP Principal Transaction Partners L.P. (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.16*	The Howard Hughes Corporation 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.17*	Form of Restricted Stock Agreement for Nonemployee Directors under The Howard Hughes Corporation 2010 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K, filed on April 8, 2011)

10.18*	Non-Qualified Stock Option Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Thomas Nolan Jr. (in his capacity as a director) (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K, filed November 12, 2010), which agreement is no longer in effect, but is filed as an exhibit to this registration statement on Form
S-11/A in accordance with Item 601(b)(10) of Regulation S-K

10.19*	Warrant Purchase Agreement, dated November 22, 2010, between The Howard Hughes Corporation and David R. Weinreb (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed November 29, 2010)

10.20*	Employment Agreement, dated as of November 22, 2010, between The Howard Hughes Corporation and Grant Herlitz (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed November 29, 2010)

10.21*	Warrant Purchase Agreement, dated November 22, 2010, between The Howard Hughes Corporation and Grant Herlitz (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed November 29, 2010)

10.22*	Employment Agreement, dated as of February 25, 2011, between The Howard Hughes Corporation and Andrew C. Richardson (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed March 3 2011)

10.23*	Warrant Purchase Agreement, dated February 25, 2011, between The Howard Hughes Corporation and Andrew C. Richardson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 3, 2011)

10.24	Standstill Agreement, dated as of November 9, 2010, between The Howard Hughes Corporation and Pershing Square Capital Management, L.P. (incorporated by reference to Exhibit 10.28 to the Company’s S-11, filed May 18, 2011)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K, filed April 8, 2011)

23.1**	Consent of Deloitte & Touche LLP

23.2**	Consent of BKD, LLP

Exhibit No.	Description of Exhibit
24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Company’s S-11, filed May 18, 2011)

99.1	TWLDC Holdings, L.P. Consolidated Financial Statements and Independent Accountant’s Report (incorporated by reference to the Company’s Annual Report on Form 10-K, filed April 8, 2011)

*	Management contract, compensatory plan or arrangement

**	Filed herewith

ITEM 37. UNDERTAKINGS
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     (c) The undersigned registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on September 2, 2011.

THE HOWARD HUGHES CORPORATION
By:	/s/ David R. Weinreb
	Name:	David R. Weinreb
	Title:	Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities as indicated on September 2, 2011.

Signature	Title

*	Chairman of The Board of Directors
William Ackman

/s/ David R. Weinreb	Director and Chief Executive Officer
David R. Weinreb	(Principal Executive Officer)

*	Chief Financial Officer
Andrew C. Richardson	(Principal Financial and Accounting Officer)

*	Director
David Arthur

*	Director
Adam Flatto

*	Director
Jeffrey Furber

*	Director
Gary Krow

*	Director
Allen Model

*	Director
R. Scot Sellers

*	Director
Steven Shepsman
David R. Weinreb, by signing his name hereto, does hereby sign and execute this registration statement on behalf of the above-named directors and officers of The Howard Hughes Corporation, on this 2nd day of September, 2011, pursuant to powers of attorney executed on behalf of such director and/or officer, and contemporaneously filed with the Securities and Exchange Commission.

*By	/s/ David R. Weinreb
David R. Weinreb
Attorney-in-fact

Exhibit Index

Exhibit No.	Description of Exhibit
2.1	Separation Agreement, dated November 9, 2010, between The Howard Hughes Corporation and General Growth Properties, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

2.2	Partnership Interest Purchase Agreement dated as of June 20, 2011 among TWL Commercial Properties, LLC, TWL Commercial Properties, LP, TWL Operating LLC, TWL Operating LP, TWL Land Development, LLC, TWL Land Development, LP and MS TWC, Inc., MS/TWC Joint Venture (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed July 5, 2011).

3.1	Amended and Restated Certificate of Incorporation of The Howard Hughes Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

3.2	Amended and Restated Bylaws of The Howard Hughes Corporation (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

5.1	Opinion of Peter F. Riley, Senior Vice President, Secretary and General Counsel of The Howard Hughes Corporation, as to the validity of the securities being registered (incorporated by reference to Exhibit 5.1 to the Company’s S-11, filed May 18, 2011)

10.1	Transition Services Agreement, dated November 9, 2010, between The Howard Hughes Corporation, GGP Limited Partnership and General Growth Management, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form
8-K, filed November 12, 2010)

10.2	Reverse Transition Services Agreement, dated November 9, 2010, between The Howard Hughes Corporation, GGP Limited Partnership and General Growth Management, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.3	Employee Matters Agreement, dated November 9, 2010, between The Howard Hughes Corporation, GGP Limited Partnership and General Growth Management, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form
8-K, filed November 12, 2010)

10.4	Employee Leasing Agreement, dated November 9, 2010, between The Howard Hughes Corporation, GGP Limited Partnership and General Growth Management, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form
8-K, filed November 12, 2010)

10.5	Tax Matters Agreement, dated November 9, 2010, between The Howard Hughes Corporation and General Growth Properties, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.6	Surety Bond Indemnity Agreement, dated November 9, 2010, between The Howard Hughes Corporation and General Growth Properties, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.7	Form of indemnification agreement for directors and certain executive officers of The Howard Hughes Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.8	Warrant Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Mellon Investor Services LLC (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.9	Letter Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Brookfield Retail Holdings LLC (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.10	Letter Agreement, dated November 9, 2010, between The Howard Hughes Corporation and The Fairholme Fund and Fairholme Focused Income Fund (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

Exhibit No.	Description of Exhibit
10.11	Letter Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Pershing Square Capital Management, L.P. (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.12	Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and M.B. Capital Partners, M.B. Capital Partners III and M.B. Capital Units LLC (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.13	Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and Brookfield US Retail Holdings LLC (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.14	Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and The Fairholme Fund and Fairholme Focused Income Fund (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.15	Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Pershing Square Capital Management, L.P., Blackstone Real Estate Partners VI L.P., Blackstone Real Estate Partners (AIV) VI L.P., Blackstone Real Estate Partners VI.F L.P., Blackstone Real Estate Partners VI.TE.1 L.P., Blackstone Real Estate Partners VI.TE.2 L.P., Blackstone Real Estate Holdings VI L.P., and Blackstone GGP Principal Transaction Partners L.P. (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.16*	The Howard Hughes Corporation 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K, filed November 12, 2010)

10.17*	Form of Restricted Stock Agreement for Nonemployee Directors under The Howard Hughes Corporation 2010 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K, filed on April 8, 2011)

10.18*	Employment Agreement, dated as of November 22, 2010, between The Howard Hughes Corporation and David R. Weinreb (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed November 29, 2010)

10.19*	Warrant Purchase Agreement, dated November 22, 2010, between The Howard Hughes Corporation and David R. Weinreb (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed November 29, 2010)

10.20*	Employment Agreement, dated as of November 22, 2010, between The Howard Hughes Corporation and Grant Herlitz (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed November 29, 2010)

10.21*	Warrant Purchase Agreement, dated November 22, 2010, between The Howard Hughes Corporation and Grant Herlitz (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed November 29, 2010)

10.22*	Employment Agreement, dated as of February 25, 2011, between The Howard Hughes Corporation and Andrew C. Richardson (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed March 3 2011)

10.23*	Warrant Purchase Agreement, dated February 25, 2011, between The Howard Hughes Corporation and Andrew C. Richardson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 3, 2011)

10.24	Standstill Agreement, dated as of November 9, 2010, between The Howard Hughes Corporation and Pershing Square Capital Management, L.P. (incorporated by reference to Exhibit 10.28 to the Company’s S-11, filed May 18, 2011)

Exhibit No.	Description of Exhibit
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K, filed April 8, 2011)

23.1**	Consent of Deloitte & Touche LLP

23.2**	Consent of BKD, LLP

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Company’s S-11, filed May 18, 2011)

99.1	TWLDC Holdings, L.P. Consolidated Financial Statements and Independent Accountant’s Report (incorporated by reference to the Company’s Annual Report on Form 10-K, filed April 8, 2011)

*	Management contract, compensatory plan or arrangement

**	Filed herewith